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BIOSTATE AI

AI to predict individual health changes

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biostate.ai   Houston, TX

Highlights

①   Repeat hardtech entrepreneur founders; former professors at MIT and Rice University.

2   Backed by top Venture Capitalists and top industry experts.

3   Portfolio of 12 pending patents on both AI and Bio.

4   Over 8000 biological/clinical samples analyzed with proprietary RNAseq and AI technologies.

5   Clinical collaborations with top hospitals including Harvard Med School, MD Anderson, and Cornell.

6   Subsidiaries in Bangalore, India and Shanghai, China.

Featured Investors



Michael Schnall-Levin [in]

Invested **$35,000** ⓘ

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Syndicate Lead
CTO of 10X Genomics (NASDAQ: TXG)

"I have known Dave Zhang for a number of years and am extremely impressed by his intelligence, drive and creativity. The Biostate team has a unique approach to applying artificial intelligence to drug discovery and development, and think that the company has tremendous potential."



Other investors include emily leproust, Dario Amodei (CEO of Anthropic), Accel, matter venture partners, Caltech, Joris Poort, Vision Plus, Catapult VC

Our Team

Our Team



Dave Zhang Co-Founder/CEO

• Former co-founder/CEO of Nuprobe, raised $110M venture funding • Former professor of Bioengineering at Rice University • 2019 Presidential Early Career Award in Science and Engineering • scholar.google.com/citations?user=q3sWmXUAAAAJ



Ashwin Gopinath Co-Founder/CTO

• Former professor of Mech. Engineering at MIT • Former co-founder/CTO of Palamedrix, acquired for $50M+ • Former Fellow at Google X • scholar.google.com/citations?user=Q3kRJj4AAAAJ



Paul Rothemund VP of Research

• Former professor of Computational and Neural Systems at Caltech • Former co-founder/CSO of Palamedrix, acquired for $50M+. • 2007 MacArthur Fellow • scholar.google.com/citations?user=MnQWxDEAAAAJ



Eva Miao Head of Operations

• Former CFO of Torus Biosystems • Former VP Finance of Proven Skincare • Former Head of FP&A at Genuity/WuXi Apptec

Generative AI For Personalized Healthcare





At Biostate AI, we envision a world where healthcare is uniquely tailored to each individual through the integration of AI and genomics. We are revolutionizing the very future of medicine—where diseases are predicted before they emerge, treatments are tailored to your unique genetic makeup, and therapies achieve maximum efficacy with minimal side effects.

Our Vision



> Personalized Medicine
> Safe and Efficacious

Turning Vision Into Reality

Imagine a future where health data empowers individuals and physicians alike to make life-saving decisions with precision, confidence, and clarity. This is not a distant dream—it's the reality we are building today.

Why Now?



Market Potential | AI Progress | Cost Reduction

The promise of personalized medicine, as seen in the diagnostics market, remained out of reach for decades. Two major barriers stood in the way: RNAseq technology was so costly that only top-tier research centers could afford it, and AI couldn't capture the complexity of biological data.

Medicine has been stuck in a one-size-fits-all approach until now.

This landscape is now shifting, with Biostate AI at the forefront of change.


biostate.AI
Our Early Success: Turning Vision Into Measurable Impact
Human Acute Myeloid Leukemia(AML)/Acute Lymphoblastic Leukemia(ALL)
70%
Prognosis
Liver Toxicity In Rat Model
89%
Prognosis
Barcode-Integrated Reverse Transcription (BIRT) Technology For RNAseq
5x
Lower Cost

At Biostate AI, we have already achieved significant breakthroughs that validate the power of our technology. Our BIRT technology reduces RNAseq costs fivefold, making high-quality genomic data more accessible and scalable than ever before.

In preliminary studies, our AI models have shown encouraging clinical results. For leukemia (AML/ALL), our system can effectively separate patients into high and low-risk groups, with high-risk patients being

more than twice as likely to relapse. This helps oncologists identify which patients may need more aggressive treatments, such as bone marrow transplants. In separate studies focusing on drug safety, our models achieved 89% accuracy in predicting liver toxicity in rat models.

Why Us?

Founders and investors



David Zhang
Co-Founder/CEO

2017-2023	**Nuprobe Co-founder/CEO** *$110M raised, $21M revenue (2022)* *Reduced cancer liquid biopsy NGS cost 100-fold*
2013-2021	**Rice University Assc. Prof. of Bioengineering** *PECASE awardee (2019)* *Deep learning on genomics w/ Microsoft* *(Nature Chem 2018, Nature Comms 2021)*



Ashwin Gopinath
Co-Founder/CTO

2019-2023	**MIT Asst. Prof. Mech. Engr.** *Developed Reflexion to improve LLM reasoning* *Inventor on 22 patents*
2020-2022	**Palamedrix Co-founder/CTO** *Acquired by Somalogic for $50M+*
2017-2019	**Google X Research Fellow** *Large AI models for medical image interpretation*



Our leadership team brings together deep expertise in AI, genomics, and healthcare. Co-founders David Zhang and Ashwin Gopinath have established track records in biotech innovation and AI development, backed by leading investors from Anthropic, 10x Genomics, Twist Biosciences, etc.

Scaling Precision Medicine Through Global Operations




China
India
5M+ RNAseq Datasets by 2028
66 pilot projects

Biostate AI is operated on a global foundation with facilities in the U.S., China, and India, enabling us to cost-effectively gather RNAseq datasets. We are expecting over 5 million human RNAseq datasets by 2028 (future projections not guaranteed). This scale of data collection will unlock critical insights for advancing precision medicine.

Our partnerships with 66 leading hospitals and research institutions worldwide provide real-world validation and accelerate the clinical adoption of our technology. Together, we are building the infrastructure to bring precision medicine to a global scale.

Our Scientific Advisory Board


Mike Schnall-Levin
CTO
Mike Zhanzhi Hu
Co-founder/
Former Assc. Dir. of PD
Project GUARDIAN
Mingxia Gu
Asst. Professor of
Pediatrics
Rafael Galindo
Asst. Professor of Neurology/
Part of the NIH-funded UDN
Ghayas Issa
Associate Professor
of Leukemia
Keith Flaherty
Director of Clinical Research/
Professor of Medicine
Sarah Elsea
Professor of Molecular
& Human Genetics
Abhijit Patel
Assc. Prof. of
Radiation Oncology

Our Scientific Advisory Board consists of leading experts from

institutions like MD Anderson Cancer Center, Harvard Medical School, and Baylor College of Medicine, ensuring our technology adheres to the highest scientific and clinical standards.



This is your opportunity to be part of a healthcare revolution. By investing in Biostate AI, you're joining our mission to transform bold visions into real-life solutions. With your support, we can: (1) Accelerate the conversion of samples to RNA data for AI training (2) Establish additional academic and clinical collaborations (3) Conduct clinical trials to obtain FDA approval for our AI tests, bringing their benefits to patients.

Together, we can reshape the future of healthcare and make precision medicine accessible worldwide.

*Investment Note: We have set an individual investment cap of $5000 to enable broader participation in Biostate AI's journey. If you believe in our mission, we encourage you to share this opportunity with others.

Help Shape The Future Of Precision Healthcare At: https://wefunder.com/biostateai/